Exhibit 3.1

Amendment to Morlex, Inc. Bylaws

2. QUALIFICATIONS AND NUMBER. A director shall be a natural person who is eighteen years of age or older. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Colorado. The number of directors shall not be less than three nor more than six. The number of directors may be fixed or changed from time to time, by the shareholders or unless the articles of incorporation shall otherwise provide, by the Board of Directors. If not so fixed, the number shall be three. The number of directors shall never be less than one.